                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                         COMMISSION FILE NUMBER: 0-25372


                               BRM Holdings, Inc.
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             (Exact name of registrant as specified in its charter)

                       P.O. Box 710040, Herndon, VA 20171
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $0.001 per share
                   9 3/4% Senior Subordinated Notes due 2008
                  5 1/2% Convertible Subordinated Notes due 2003
                  5 1/2% Convertible Subordinated Notes due 2001
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            (Title of each class of securities covered by this Form)

                                      None
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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


   Rule 12g-4(a)(1)(i)        /X/          Rule 12h-3(b)(1)(i)        / /
   Rule 12g-4(a)(1)(ii)       / /          Rule 12h-3(b)(1)(ii)       / /
   Rule 12g-4(a)(2)(i)        / /          Rule 12h-3(b)(2)(i)        / /
   Rule 12g-4(a)(2)(ii)       / /          Rule 12h-3(b)(2)(ii)       / /
                                           Rule 15d-6                 /X/


Approximate number of holders of record as of the certification or notice date:
                                                            Approximate Number
Description of Security                                    of Holders of Record
----------------------------------------------             --------------------
Common Stock, par value $0.001 per share                             0
9 3/4% Senior Subordinated Notes due 2008                            0
5 1/2% Convertible Subordinated Notes due 2003                       0
5 1/2% Convertible Subordinated Notes due 2001                       0

Pursuant to the requirements of the Securities Exchange Act of 1934, BRM Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 30, 2002               By:      /s/ Kevin J. Thimjon
                                          -----------------------------------
                                          Name: Kevin J. Thimjon
                                          Title:   Chief Restructuring Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.